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FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 7
to
ANNUAL REPORT

of

QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2006

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M. Michel Robitaille
 Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz, Jr. Sullivan & Cromwell LLP 125 Broad Street New York, N.Y. 10004-2498	Bernard Turgeon Ministère des Finances du Québec 12 rue Saint-Louis Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2006 (the "Annual Report") as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibit:

(1.2)	Terms Agreement, dated November 7, 2006, between Québec and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Representative of the several Underwriters named therein, with Québec Underwriting Agreement Standard Provisions (Debt Securities), dated November 7, 2006, attached thereto;
(4.2)
Fiscal Agency Agreement, dated as of November 14, 2006, between Québec and Deutsche Bank Trust Company Americas, as fiscal agent, registrar, principal paying agent and transfer agent, and Deutsche Bank AG, London Branch, as London paying agent and London transfer agent, with form of Global Note attached thereto;
(5.4)	Opinion and consent of Desjardins Ducharme L.L.P., Québec and Canadian counsel to Québec;
(5.5)	Consent of Ogilvy Renault LLP, Canadian counsel to the Underwriters;
(5.6)	Consent of Sullivan & Cromwell LLP, special United States tax counsel to Québec; and
(99.9)	Itemized list of expenses incurred or to be incurred or borne by or for the account of Québec or properly charged thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 7 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ BERNARD TURGEON
Name:	Bernard Turgeon
Title:	Associate Deputy Minister of Finance

Date: November 17, 2006

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The Registrant is filing this Annual Report on a voluntary basis.